Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

March 28, 2008

BARCLAYS CAPITAL

iPath

# Barclays Intelligent Carry Index™

An index that offers optimized exposure to the broad asset class of Foreign Exchange

ICITM Summary

Overview

The Barclays Intelligent Carry IndexTM (ICI) adopts an innovative strategy to enable investors to capture returns from Foreign Exchange (FX) markets. (FX exposure may be achieved by investing in an instrument with a return linked to the ICI TM.) The index takes advantage of pricing inefficiencies in the FX markets (also known as forward bias pricing) by investing in high yielding major currencies and financing the exposure by borrowing in low yielding major currencies. The composition of the index is optimized monthly in order to maximize the ICI’s expected return and maintain its target volatility.

Considerations for Potential Investors

The ICITM may be applicable to various investor categories:

•	Average returns of 8.96% p.a. above the USD risk-free reference since index start date in January 2000[1,2].

•	Those seeking exposure to Foreign Exchange as an asset class within a portfolio framework

•	Those seeking a return strategy in currency with historically low volatility

•	Those looking for a transparent FX Index

The ICITM demonstrates unique characteristics:

•	Average returns of 8.96% p.a. above the USD risk-free reference since index start date in January 2000[1,2].

•	Target annualized volatility of 5%

•	Average Sharpe Ratio of 1.4 based on historical back-testing analysis[1]

•	Low to negative historical correlation with traditional asset classes

•	Automatic and transparent trading rules for monthly rebalancing

•	Free from directional views on individual currencies

•	Intraday liquidity on published index

•	Optimal portfolio of long/short strategies within the G10 currencies

A detailed analysis of the index is presented in the following pages2. The ICITM returns are examined on a historical basis along with the corresponding Sharpe Ratio. The volatility of the index is presented and correlation metrics with equity, fixed income and commodity indices are examined. The methodology of the index construction is laid out and a step-by-step description is presented. Using portfolio theory, it is demonstrated how the Efficient Frontier could be enhanced by adopting the ICITM.

[1]	Calculated from January 18, 2000 to January 31, 2008 (Source: Barclays Capital)

[2]

Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. The index data contained herein does not consider the effect of fees, taxes or other costs which may be associated with any investment linked to the index.

Historical Returns

The ICITM has grown by 11.3% since its launch in October 2006, when the index value was 2133.

ICITM values since index inception date (January 2000)

The annual returns of the ICITM since January 2000 average 12.67%, and range from -2.70% to 28.06%. The index has historically outperformed the risk-free reference rate (1-month USD LIBOR money market rates with monthly reinvestments) with few exceptions3.

ICITM 1-year rolling returns since index inception date (January 2000)

[3]

Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. The index data contained herein does not consider the effect of fees, taxes or other costs which may be associated with any investment linked to the index.

A simulation of the ICITM from January 1998 was conducted to evaluate the hypothetical performance of the index over a 10-year historical period (January 98-January 2008).

The simulation of the ICITM delivered average excess returns of 8.24% annually above the risk-free reference over the last 10 years.

The graph below compares the simulated historical performance of the ICITM with the risk-free reference as well as indices of other asset classes.

ICITM performance compared to other USD based indices3, 4

The ICITM returns are robust even on a risk adjusted basis. Below is a chart of a rolling 3–year Sharpe Ratio5, showing an average value of 1.41 since index inception date.

ICITM 3-year rolling Sharpe Ratio

[5]	Sharpe Ratio is defined as the ratio of excess return over the risk-free reference return to the annualized standard deviation of daily log-returns of the index.

Risk Framework

Target versus Realized Volatility

The ICITM seeks to provide a low volatility strategy. The index is designed to target an annualized volatility of 5%. The graph below illustrates how realized volatility has tracked target volatility since index inception.

Historical ICITM Volatility since index inception date (January 2000)6

Drawdown Risk

The table below summarizes the historical maximum and minimum returns of the ICITM over different time horizons.

Statistics on ICITM returns since index inception date (January 2000)

	1 month	12 months
Maximum Loss on period	-6.5%	-2.7%
5% percentile return	-2.4%	2.7%
50% percentile return	1.1%	13.6%
95% percentile return	3.9%	23.0%
Maximum Gain on period	6.1%	28.1%

Source: Barclays Capital, as of 1/31/08

[6]	Volatility has been calculated on a 1-year rolling historical window.

Distribution of Returns

The graphs below illustrate the historical distribution of returns over the indicated time horizons. The blue bars indicate the frequency of positive returns and the red bars indicate the frequency of negative returns. The graphs demonstrate that, historically, the probability of negative returns has been reduced over longer time horizons.

ICITM historical distribution of returns since January 2000

Correlation Analysis

The ICITM has low to negative historical correlation with Fixed Income, Equities and Commodities. The tables below show the annualized correlation between the ICITM and relevant indices from other asset classes7. The low historical correlations demonstrate the potential diversification benefits of an investment linked to the ICITM.

Correlations since index inception date (January 2000)8

	ICI USD	SP500 TR	US BIG	S&P GSCI
ICI USD	100%
SP500 TR	22%	100%
US BIG	-1%	-20%	100%
S&P GSCI	-7%	-7%	-18%	100%

Correlations over a historical 10-year period 9

	ICI USD	SP500 TR	US BIG	S&P GSCI
ICI USD	100%
SP500 TR	10%	100%
US BIG	3%	-16%	100%
S&P GSCI	-10%	1%	-1%	100%

[7]	SP500 TR: S&P 500 Index Total Return; US BIG: Citigroup US Broad Investment Grade Bond Index; S&P GSCI: S&P GSCI Total Return Index.

[8]	Calculated using monthly returns from January, 2000 to January, 2008. (Source: Barclays Capital (ICI), Bloomberg)

[9]	Calculated using monthly returns from January, 1998 to January, 2008 (Source: Barclays Capital (ICI), Bloomberg)

ICITM within a Diversified Portfolio

Enhancing the Efficient Frontier

This section examines the characteristics of the ICITM within a portfolio framework10. A multi-asset portfolio is analyzed with and without the ICITM. The other hypothetical assets in the portfolio are Equities (S&P 500® Index), Fixed Income (Citigroup US BIG Bond Index) and Commodities (S&P GSCI). The assumptions of the ICITM are stress-tested to check the robustness of the portfolio’s characteristics.

One characteristic of the ICITM is potential portfolio enhancement. The ICITM may improve the Efficient Frontier of a portfolio due to positive returns, low volatility and low correlation with the other asset classes.

The Efficient Frontier is considered a good measure of portfolio efficiency; it is defined as the set of portfolios that maximize expected returns for given levels of risk. The forward-looking Efficient Frontier is more appropriate for strategic asset allocation than the historical Efficient Frontier. In the table below, forward volatility is approximated by historical volatility and forward returns are assumed to be lower than realized returns. Additionally, a Conservative Case is defined for the ICITM with forward volatility of 9.2% and a Stressed Case with forward volatility of 12.3%. Both numbers are considerably higher than the historical realized volatility of the ICITM.

Statistics for Portfolio Analysis

	Historical		Forward Model
	Return	Volatility	Return Assumption	Volatility
S&P 500	8.6%	15.2%	7.8%	15.2%
Fixed Income (US BIG)	6.0%	3.9%	5.2%	39%
S&P GSCI	6.6%	22.4%	6.0%	22.4%
ICI - Base Case	12.5%	6.0%	7.5%	6.0%
ICI - Conservative Case	12.5%	6.0%	6.9%	9.2%
ICI - Stressed Case	12.5%	6.0%	6.3%	12.3%

Source: Barclays Capital (ICI), Bloomberg

The graph below illustrates that even with stress-tested assumptions, the ICITM has enhanced the Efficient Frontier of a hypothetical portfolio of Equities, Fixed Income and Commodities. The investor could obtain extra return for the same level of portfolio risk. As an example, a portfolio with volatility of

[10]

Any data on past performance, modelling or back-testing contained herein is no indication as to future performance. The index data does not consider the effect of fees, taxes or other costs which may be associated with any investment linked to the index. Return assumptions and expected returns may not be realized.

6.0% would yield expected return of 6.2% with no ICITM, and 6.7% if the ICITM (Conservative Case) was included based on these assumptions.

Forward Efficient Frontier

Source: Barclays Capital (ICI), Bloomberg

Even when the ICITM (Base Case) allocation is restricted to 10% of total holdings, the enhancement of the Efficient Frontier persists, as shown in the following graph.

Forward Efficient Frontier

Source: Barclays Capital (ICI), Bloomberg

Index Methodology

The Barclays ICITM tracks the performance of a risk-free benchmark and an overlay allocation in G10 currencies through synthetic forward positions.

•	Benchmark: 100% investment in USD overnight reference rate, with monthly rolls.

•	Overlay allocation: portfolio of long and short positions in the G10 currencies EUR, USD, JPY, GBP, CHF, AUD, NZD, CAD, NOK and SEK.

The allocation is chosen on the 15th day of each month using constrained mean-variance optimization. It is assumed that each currency will earn the current 1-year risk-free rate11 for each month and that the current spot rate is the expected spot rate at the next rebalancing date. This implies that the optimized portfolio will be weighted in favor of high yielding currencies against low yielding currencies.

The weight allocation depends on the target index volatility and the variance-covariance matrix used in the optimization process. There is an annual volatility target of 5%. The variance-covariance matrix is calculated using a rolling one year window of historical daily log-returns for each currency against the EUR.

The optimization methodology allows for holdings in one currency to be used to hedge holdings in another currency, achieving diversification benefits. This also allows for the overlay allocation to be scaled down in times of high volatility and increased in times of low volatility.

The weightings are constrained within a band of +100% and -100% such that no currency produces an exposure greater than the value of the index.

The index reweighs on the 15th of each month (or the first available business day).

[11]

The expected return has been chosen to be the 1-year rather than the 1-month rate, because FX markets tend to react more to interest rate expectations (better captured by the 1-year maturity) rather than short term rates.

ICITM Step by Step

Below is an illustrative flowchart that shows each step involved in the calculation of the ICITM 12:

ICI Value
Steps
timeline
15th day of month n
100.00
1) One-year historical volatilities and correlations are calculated
2) Optimal portfolio allocation for the month is calculated
3) 100 is invested in the USD overnight reference rate, hedged into USD
4) The index enters into synthetic FX forward positions to reflect the long and short positions as of the optimal portfolio calculation
15th day of month n + 1
102.71
1) Investment of 100 into the USD overnight reference rate, hedged into USD, has grown to 100.51
2) ICI Portfolio overlay has realized a performance of +2.20
3) One-year historical volatilities and correlations are calculated
4) New optimal portfolio allocation for the month is calculated
5) 102.71 are invested in the USD overnight reference rate, hedged into USD
6) The index enters into synthetic FX forward positions to reflect the long and short positions as of the new optimal portfolio calculation
15th day of month n + 2
101.94
1) Investment of 102.71 into the USD overnight reference rate, hedged into USD, has grown to 103.04
2) ICI Portfolio overlay has realized a performance of -1.10
3) ....

[12]	The numbers and calculations in this section are purely illustrative.

Portfolio Allocation on January 2008 – An Example

In January 2008 the optimization generated a portfolio allocation mainly long EUR, NOK and GBP while being mainly short CHF, SEK and USD.

Portfolio Allocation on January 2008

The portfolio was optimized to seek the maximum return for a target level of annualised volatility of 5%. Below is the risk-return graph of the G10 currencies in January 2008, as well as the Efficient Frontier that the optimization process generated.

ICITM Efficient Frontier on January 2008

Appendix

ICITM Allocation over time

The index calculates every month the optimal allocation of the G10 currencies in order to maximize the return for the target level of risk – expressed as an annual index volatility of 5%.

The interest rate differential between the EUR and the other nine currencies is one of the main drivers of the allocation. In a simple ‘carry’ portfolio, a positive interest rate differential would always result in a positive allocation, while in the ICITM the optimization process also takes into account other inputs like the volatilities and correlations of the currencies. This can sometimes result in short positions in currencies that exhibit a positive rate spread.

ICITM overlay allocation vs. rates spreads

Source: Barclays Capital (ICI), Bloomberg

An investment in iPath ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iPathETN.com or EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-76-iPATH, or you may request a copy from any other dealer participating in the offering.

Barclays Global Investors Services, a subsidiary of Barclays Global Investors, N.A. (“BGINA”), assists in the promotion of the Securities. Barclays Global Investors, N.A. and Barclays Capital Inc. (“BCI”) are affiliates of Barclays Bank PLC.

iPath ETNs (the “Securities”) are unsecured obligations of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in iPath ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in iPath ETNs linked to the performance of the Barclays Intelligent Carry IndexTM is subject to risks associated with fluctuations, particularly a decline, in the value of the index. Because the carry trade involves investing in high-yielding currencies with the exposure financed by borrowings in low-yielding currencies, the success of the index strategy, the level of the index and the market value of the securities will depend on the exchange rates and interest rates applicable to the index constituent currencies. If the applicable exchange rates or interest rates move against the direction targeted by the index strategy, the level of the index, and the market value of the securities, will decline. Factors that may contribute to volatile fluctuations in the index include exchange rates applicable to the index constituent currencies, interest rates applicable to the constituent currencies, the prevailing interest rate environment, and global or regional economic, financial, political, regulatory, geographical or judicial events that affect exchange rates and interest rates.

Barclays Intelligent Carry IndexTM and the USD Intelligent Carry IndexTM are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the calculation of the Index.

© 2008 BGINA. All rights reserved. iPath, iPath ETNs and the iPath logo are registered trademarks of Barclays Bank PLC. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners. 6468-iP-0308

NOT FDIC INSURED · NO BANK GUARANTEE · MAY LOSE VALUE